[Bank of America Logo Appears Here]

September 12, 2007

Christian N. Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4563

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bank of America Corp.
Definitive 14A
Filed March 19, 2007
File No. 01-6523

Dear Mr. Windsor:

We have received your correspondence dated August 21, 2007 in which you commented on the Definitive Schedule 14A of Bank of America Corporation (the “Company”) filed on March 19, 2007. While we are in the process of preparing our response, we will require additional time in which to respond due to the need to coordinate with the Company’s Compensation Committee. Accordingly, we expect to provide our response on or before September 30, 2007.

Very truly yours,

/s/ William J. Mostyn III
William J. Mostyn III
Deputy General Counsel and Corporate Secretary

Tel: 704.386.5083 • Fax: 704.386.1670

william.mostyn@bankofamerica.com

Bank of America, NC1-002-29-01

101 S. Tryon Street, Charlotte